SSYS Q4 2018 Earnings Script

SLIDE 1 & 2: TITLE SLIDES

SPEAKER: Operator

Good day, ladies and gentlemen. Welcome to today’s conference call to discuss Stratasys’ fourth quarter and full year 2018 financial results.

 My name is [INSERT], and I’m your operator for today’s call. [INSERT RELEVANT INSTRUCTIONS].

And now, I’d like to hand the call over to Yonah Lloyd, Vice President of Investor Relations for Stratasys. Mr. Lloyd, please go ahead.

SLIDE 3&4: FLS & NON-GAAP DISCLOSURE

SPEAKER: Yonah Lloyd

Good morning, everyone, and thank you for joining us to discuss our 2018 fourth quarter and full year financial results. On the call with us today are Elan Jaglom, Interim CEO, David Reis, Vice-Chairman and member of our Board’s Oversight Committee, and Lilach Payorski, CFO.

I remind you that access to today's call, including the prepared slide presentation, is available online at the web address provided in our press release.

In addition, a replay of today's call, including access to the slide presentation, will also be available, and can be accessed through the investor relations section of our website.

Please note that some of the information you will hear during our discussion today will consist of forward-looking statements including, without limitation, those regarding our expectations as to our future revenue, gross margin, operating expenses, taxes and other future financial performance, and our expectations for our business outlook. All statements that speak to future performance, events, expectations or results are forward-looking statements. Actual results or trends could differ materially from our forecast. For risks that could cause actual results to be materially different from those set forth in forward-looking statements, please refer to the risk factors discussed in Stratasys' annual report on Form 20-F for the 2018 year, our report on Form 6-K, along with the related press release concerning our earnings for the fourth quarter of 2018, all of which we are filing with or furnishing to (as applicable) the SEC today. Stratasys assumes no obligation to update any forward-looking statements or information which speak as of their respective dates.

As in previous quarters, today's call will include GAAP and non-GAAP financial measures. The non-GAAP financial measures should be read in combination with our GAAP metrics to evaluate our performance. Certain non-GAAP to GAAP reconciliations are provided in the table contained in our slide presentation and in today’s press release.

Now I would like to turn the call over to our Interim CEO, Elan Jaglom. Elan?

SLIDE 5: OPENING SUMMARY

SPEAKER: Elan Jaglom

Thank you Yonah.

Good morning everyone and thank you for joining today’s call.

Our fourth quarter top line results reflect continued positive traction in high-end system and materials sales for both our PolyJet and FDM technologies, primarily in North America, improved growth at Stratasys Direct Manufacturing, and steady growth in customer support revenues. Late in the quarter our revenues were impacted by the government shutdown in the US, and some weakness in the Automotive sector in Europe which we believe is temporary and not fundamental, as we remain highly engaged with our OEM partners there.

We are pleased to have achieved our profitability expectations both for the fourth quarter and full year, and to have generated a record amount of cash from operations for 2018, demonstrating a continuation of our effort to successfully deliver earnings value to our shareholders.

Overall, we are pleased with the progress we have made over the last few years to build a strong operational foundation for future growth.

We are excited about our recent and upcoming new product introductions that expand our addressable markets, and believe we have a portfolio roadmap in place that will result in accelerated growth beginning in 2020.

I will return later in the call to provide an update on our search for a new Chief Executive Officer, and David will provide more details regarding our strategy and growth prospects, but first I will turn the call over to our CFO, Lilach Payorski, who will review the details of our financial results.

Lilach?

SLIDE 6&7: FINANCIAL RESULTS SUMMARY

SPEAKER: Lilach Payorski

Thank you, Elan, and good morning, everyone.

Total revenue in the fourth quarter was $177.1 million compared to $179.3 million for the same period last year. For the full year 2018, total revenue was $663.2 million compared to $668.4 million for 2017.

After adjusting for the sale of our divested entities during 2018, on a like-for-like basis total revenue was up 0.7% for the fourth quarter and was flat for the full year.

Non-GAAP operating income for the fourth quarter was $12.8 million, compared to operating income of $13.5 million for the same period last year.

GAAP net income for the quarter was $6.3 million, or $0.12 per diluted share, compared to a net loss of $10.0 million, or ($0.19) per diluted share, for the same period last year.

Non-GAAP net income for the quarter was $11.3 million, or $0.21 per diluted share, compared to Non-GAAP net income of $8.4 million, or $0.16 per diluted share, reported for the same period last year.

For full year 2018, GAAP net loss was $11.0 million, or ($0.22) per diluted share, compared to a loss of $40.0 million, or ($0.75) per diluted share, for fiscal 2017, and non-GAAP net income was $27.8 million, or $0.52 per diluted share, compared to non-GAAP net income of $24.2 million, or $0.45 per diluted share, reported for fiscal 2017.

SLIDE 8: REVENUE

Product revenue in the fourth quarter was $124.5 million, a decrease of 4.0% compared to the same period last year, and for the full year 2018, product revenue was $456.5 million, a decrease of 3.7% compared to 2017. Excluding the divested entities, Q4 product revenue decreased 1.6%, and 2.6% for full year 2018.

Within product revenue, system revenue for the quarter decreased 6.9%, and 4% after adjusting for the divested entities, compared to the same period last year. On an annual basis, 2018 system revenue decreased 9%, and 7.9% after adjusting for divestments.

Consumables revenue for the quarter was flat compared to the same period last year, and up 1.3% excluding the divested entities. On an annual basis, 2018 consumables revenue increased 2.2%, and 3.2% after adjusting for the divestments. We are observing strong consumables growth in the US, our largest and most mature geographical market, offset by the previously mentioned partial impact of Automotive in EMEA.

Services revenue in the fourth quarter was $52.6 million, an increase of 6.1% compared to the same period last year, and for the full year 2018, services revenue was $206.7 million, an increase of 6.5% compared to 2017. Excluding the divested entities, Q4 services revenue increased 6.7%, and 6.9% for full year 2018.

Within services revenue, customer support revenue, which includes revenue generated mainly by maintenance contracts on our systems, increased by 6.2% compared to the same period last year. For the full year 2018, customer support revenue increased 7.5% compared to 2017.

SLIDE 9: GROSS MARGIN TRENDS

GAAP gross margin was 49.1% for the quarter, compared to 48.7% for the same period last year.

Non-GAAP gross margin was 52.2% for the fourth quarter, compared to 52.5% for the same period last year, driven by mix of revenue sources.

Non-GAAP product gross margin increased to 58.9%, compared to 58.8% for the same period last year, driven by product mix.

Non-GAAP services gross margin was 36.3%, compared to 35.9% for the same period last year, reflecting improvements in Stratasys Direct Manufacturing performance.

SLIDE 10: OPERATING EXPENSES & OPERATING INCOME

GAAP operating expenses decreased by 2.6% to $90.8 million for the fourth quarter, as compared to the same period last year, primarily due to the exclusion of our divested entities.

Non-GAAP operating expenses decreased by 1.1% to $79.7 million for the fourth quarter as compared to the same period last year, driven by administrative cost controls and the impact of divestitures.

SLIDE 11: BALANCE SHEET SUMMARY & CASH FLOW FROM OPERATIONS

The Company generated $18.7 million of cash from operations during the fourth quarter, as compared to $20.8 million of cash generated in the fourth quarter last year. For 2018 we generated a record $63.7 million of cash from operations.

We ended the fourth quarter with $393.2 million in cash and cash equivalents, compared to $348.9 million at the end of the third quarter of 2018.

Inventory increased to $123.5 million, compared to $118.1 million in the third quarter of 2018.

Accounts receivable increased to $138.1 million, compared to $129.5 million as of the end of the third quarter of 2018, with Days Sales Outstanding, or DSO, on 12-month trailing revenue at 76.

SLIDE 12: FINANCIAL SUMMARY

To recap:

1.)	We are pleased with our Non-GAAP earnings, demonstrating the success of our continuous effort to improve operational discipline and expense management.
2.)	Our revenue results reflect strong performance and increased adoption in North America for our high-end PolyJet and FDM systems, as well as consumables, partially offset by what we believe is temporary weakness in the Automotive sector in EMEA.
3.)	We continue to enjoy a healthy balance sheet and positive cash generation from operating activities, demonstrated by a record $63.7 million in 2018.

I would now like to turn the call back over to Elan.

SLIDE 13: UPDATE ON CEO SEARCH / CEO ANNOUNCEMENT

Thank you, Lilach.

As we noted on the last call, Victor Leventhal, Chairman of our Compensation Committee, and I, as the Company’s Executive Search Committee, and have been actively interviewing CEO candidates.

They are all outstanding leaders, with global operational experience and a strong history of growing large, public companies and delivering significant shareholder value.

At this time we have not yet finalized a decision, and we look forward to announcing a new CEO when we have completed the process.

I would now like to ask David to provide more detailed information regarding the results of the quarter and full year 2018, as well as our longer-term growth outlook, David?

SLIDE 14 - 16: Q4 AND FY 2018 UPDATE

Thank you, Elan.

We are pleased with the success of our high-end systems in the fourth quarter and full year 2018, which we believe will lead to accelerated future annuity streams from materials and services.

Our J750 and new J735 full color and multi-material 3D printers are seeing high demand in the CPG segment where adoption has been increasing and systems are seeing high utilization as mission-critical tools in product design and development. This segment represents a significant opportunity for us within the prototyping space.

On the growing manufacturing side of our business, we had a strong year for our F900 series and our advanced materials, which, to our observation, are increasingly being adopted for tooling and end-use part production in our target verticals. As a result of our work with Aerospace OEMs, there are tens of thousands of FDM production parts already flying, and that number continues to increase.

Overall, the percentage of our system sales that go into manufacturing environments continues to grow, which we believe will lead to strong recurring revenue from materials and services. Already, we see utilization rates on manufacturing-focused units like the F900 exceeding those of prototyping units like the F123 by a factor of three.

We are also excited with the early interest we are seeing for our recent product introductions, which include:

1.	The F380 Carbon Fiber Edition for tooling applications;
2.	Antero PEKK advanced FDM thermoplastic that meets the strict requirements for aerospace applications;
3.	Elastomer TPU material for the F123 platform which is seeing strong early interest from Automotive manufacturers and others;
4.	The MakerBot Method Performance 3D printer that bridges the gap between desktop and industrial systems and is on schedule to begin shipments later this month; and,
5.	The new J720 Dental 3D Printer that provides multi-color and multi-material capabilities for dental labs.

SLIDE 17: GROWTH STRATEGY & OUTLOOK

I would like to provide an update on our growth plans.

Over the last few years, we have improved our organization on multiple levels. Through relentless focus on operational efficiency we have achieved consistent non-GAAP profitability and cash flow generation, building the cash balance that OEMs in our target verticals expect from long-term partners.

We believe that we are well positioned to move fast and take advantage of opportunities, both internal and external, to improve our technology portfolio, our go-to-market, and ultimately our customer base.

In the back half of 2019 and into 2020 and beyond, we intend to bring to market innovative new systems, materials, software, and application-specific solutions that leverage our deep knowledge of additive manufacturing and customer requirements to create new, incremental revenue opportunities.

The new systems include major developments across our existing core technology portfolio of FDM and PolyJet, metal systems that include our upcoming Layered Powder Metallurgy, or LPM platform, as well as new offerings that will broaden the range of solutions we bring to the market. We look forward to sharing more details of our roadmap throughout the year.

Beginning in fiscal year 2020, on the strength of our R&D and sales and marketing efforts we expect to begin seeing accelerated revenue growth.

I would now like to turn the call over to our VP of Investor Relations, Yonah Lloyd, who will provide greater details on our 2019 financial guidance. Yonah?

SLIDE 18: REVENUE & EARNINGS GUIDANCE

SPEAKER: Yonah Lloyd

Thank you, David.

We are providing full year guidance for 2019 as follows:

1.	Revenue guidance of $670 to $700 million.
2.	GAAP net loss of $22 to $12 million, or ($0.40) to ($0.22) per diluted share.
3.	Non-GAAP net income of $30 to $38 million, or $0.55 to $0.70 per diluted share.
4.	Non-GAAP operating margin of 5.5% to 6.5%.
5.	Capital expenditures projected at $45 to $60 million.

Our guidance reflects growth combined with a continued showing of operational efficiency, as our profitability will increase relative to the top-line.

Non-GAAP earnings guidance excludes $32 million of projected amortization of intangible assets; $20 to $22million of share-based compensation expense; reorganization related and other expenses of $1 to $2 million; and includes ($3) to ($4) million in tax expenses (income) related to non-GAAP adjustments.

The estimated non-GAAP tax rate for 2019 is impacted by the ongoing non-cash valuation allowance on deferred tax assets that we expect to record throughout the year on U.S. losses.

Given the expected ongoing negative impact of not recording a tax benefit on U.S. tax losses on our net income, as well as significant quarter to quarter variability in our non-GAAP tax rate, the Company believes non-GAAP operating income is the best measure of our performance.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of our press release and slide presentation, with itemized detail concerning the non-GAAP financial measures.

Operator, please open the call for questions.

SLIDE 19: Q&A

SPEAKER: Elan Jaglom

Thank you for joining today’s call. We look forward to speaking with all of you again next quarter.

SLIDE 20: FINANCIAL RECONCILIATION TABLES